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                                                           Exhibit 99.1


                         [CFX NEWS RELEASE LETTERHEAD]





                         SHAREHOLDERS APPROVE COMMUNITY
                       AND PORTSMOUTH MERGERS; REGULATORY
                     APPROVALS IN HAND OR EXPECTED SHORTLY


     Keene, NH, July 31, 1997 -- CFX Corporation (AMEX: CFX) announced today that all shareholder approvals necessary for its mergers with Community Bankshares, Inc. (NASDAQ: CBNH) and Portsmouth Bank Shares, Inc. (NASDAQ: POBS) have been received. Both transactions are scheduled to close in the third quarter of 1997.

         Shareholders of CFX approved the transactions at their annual meeting held on July 30, 1997. Community shareholder approval was received at a special meeting also held on July 30, 1997. In addition, Portsmouth shareholder approval was received at their annual meeting held earlier today. CFX shareholders also re-elected directors, voted to amend the Articles of Incorporation to increase the authorized shares of CFX Common Stock, approved a new stock option plan, approved the amended and restated 1992 Employee Stock Purchase Plan, and ratified the appointment of auditors.

     The final exchange ratios for the Community and Portsmouth transactions will be determined in August under the terms of the respective agreements. All regulatory approvals have been received, other than the Massachusetts approvals expected next month. It is anticipated that the transactions will be accounted for by the pooling-of-interests method of accounting.

     CFX Corporation is a multi-bank holding company with total assets of $1.86 billion as of June 30, 1997. The Company's three banking subsidiaries are CFX Bank, headquartered in Keene, New Hampshire, Orange Savings Bank, headquartered in Orange, Massachusetts, and The Safety Fund National Bank, headquartered in Fitchburg, Massachusetts. CFX Mortgage, Inc., CFX Bank's mortgage banking subsidiary, services approximately $895 million in mortgage loans for others. In addition, CFX Funding L.L.C., a 51% owned subsidiary of CFX Bank that engages in the facilitation of lease financing and rated securitizations, now services over $117 million in leases for others. The Company operates 43 full service offices, 3 loan production offices, and 68 automated teller and remote service banking locations in New Hampshire and central Massachusetts, and operates a trust division with $405 million in assets.

     Upon completion of the pending acquisitions and planned increases in the balance sheet leverage associated with the Portsmouth transaction, it is anticipated that the Company will have $2.8 billion in assets, 58 full-service banking offices, 3 loan production offices and 88 automated teller and remote service locations in New Hampshire and central Massachusetts.

     Portsmouth Bank Shares, Inc., a bank holding company headquartered in Portsmouth, New Hampshire, has 3 full-service branches, and $259 million in total assets as of June 30, 1997. Community Bankshares, Inc., a bank holding company, headquartered in Concord, New Hampshire, has 12 full-service branches and total assets of $616 million as of June 30, 1997.

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